FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of  August  , 2004
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                            PROGEN INDUSTRIES LIMITED
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                (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                      ---     ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

     Attached as Exhibit 1 is a copy of the Company's Appendix 4E - Preliminary Final Report 30 June 2004.

     Attached as Exhibit 2 is a copy of the Company's media release dated August 27, 2004 entitled "Progen Reports Solid Financial Performance."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Progen  Industries  Limited

Date: August 27, 2004                     By: /s/ Linton Burns
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                                              Linton  Burns,  Company  Secretary

                                  EXHIBIT INDEX

Exhibit Number                        Description
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Exhibit 1 Copy of the Company's Appendix 4E - Preliminary Final Report 30 June 2004

Exhibit  2      Copy  of the Company's media release dated August 27, 2004
                entitled "Progen Reports     Solid  Financial  Performance"